This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

May 13, 2003

3.

Press Release

The press release was issued on May 13, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announced an agreement with Randgold Resources to analyse co-operative options to optimize value of their respective gold projects in the Kenieba region of western Mali.   The exchange of information has commenced and the two parties will form a jointly managed project team led by Randgold to evaluate regional synergies and development.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on May 13, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NEVSUN RESOURCES AND RANDGOLD RESOURCES INVESTIGATE JOINT PROJECT STRATEGIES IN WESTERN MALI

May 13, 2003

Nevsun Resources (NSU-TSX) is pleased to announce that it has agreed with Randgold Resources (Nasdaq: GOLD, LSE:RRS) to analyze co-operative options to optimize value of their respective gold projects in the Kenieba region of western Mali. Randgold recently presented an updated feasibility study on their 4.3  Moz Loulo project to the Malian Government.  Nevsun is continuing with its arrangements to progress the Tabakoto Project through to production and is conducting a feasibility study on the adjacent Segala deposit with a view to incorporate this deposit into the future Tabakoto mining operation.

John Clarke, CEO of Nevsun stated "We have for some time envisioned the strong possibility of a regional approach to the Kenieba area and welcome the chance to evaluate the possible synergies with Randgold while continuing to advance the development of the Tabakoto mine project. We already see strong benefits of a combined Tabakoto/Segala development and expect the same kind of rewards could be possible in coordinating efforts with Randgold going forward."

Mark Bristow said "Mali West is an extremely prospective gold play and we have had great success in defining opencast resources there.  Our updated feasibility study on Loulo has, however, highlighted the disparity between the reserve base and the project’s estimated infrastructural costs, operational as well as regional.  Against this background, we’re looking with Nevsun at the operational savings and synergies that could be achieved through cooperation.  The critical mass of a combined operation  - which will have a combined resource in excess of 7 million ounces  - could also be crucial in obtaining the Malian government’s commitment to the development of the regional infrastructure.  This should include the extension of grid electricity from the Manantali hydroelectric scheme as well as the upgrading of the Kayes-Kenieba national road system."

The exchange of information has commenced and the two parties will form a jointly managed project team led by Randgold to evaluate regional synergies and development.

Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements..

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com